Morgan, Lewis & Bockius LLP 101 Park Avenue New York, NY 10178-0060 Tel. +1.212.309.6000 Fax: +1.212.309.6001 www.morganlewis.com

Finnbarr D. Murphy Partner +1.212.309.6704 fmurphy@morganlewis.com

November 26, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:    Lyn Shenk,

            Branch Chief

Re:	Tsakos Energy Navigation Limited

Form 20-F: For the Fiscal Year Ended December 31, 2013

Filed on April 11, 2014

File No. 001-31236

Dear Mr. Shenk,

Reference is made to the comment letter (the “Comment Letter”) dated November 17, 2014 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the annual report on Form 20-F of Tsakos Energy Navigation Limited (the “Company”) for the year ended December 31, 2014, filed with the Commission on April 11, 2014.

In order to consider and fully respond to the comments raised by the Staff in the Comment Letter, the Company believes that it may require additional time beyond the ten business days referred to therein. Accordingly, the Company respectfully advises the Staff that it will respond to the Comment Letter as soon as practicable and, in any event, currently expects to provide a response no later than December 12, 2014.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to contact me with any further comments or questions.

Sincerely,

/s/ Finn Murphy

Finn Murphy

cc:	Tsakos Energy Navigation Limited

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece